UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

(Amendment No. ____)*

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

637277104

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, California 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240-13d-1(g) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 8

Total Pages 10

CUSIP No. 637277104

SCHEDULE 13D

Page 2 of 10 Pages

1	Name of Reporting Person Bryant R. Riley IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 945,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 945,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 945,633
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 9.15%
14	Type of Reporting Person IN

CUSIP No. 637277104

SCHEDULE 13D

Page 3 of 10 Pages

1	Name of Reporting Person SACC Partners, LP IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 920,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 920,133
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,133
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 8.90%
14	Type of Reporting Person PN

CUSIP No. 637277104

SCHEDULE 13D

Page 4 of 10 Pages

1	Name of Reporting Person Riley Investment Management LLC IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 920,133
	8	Shared Voting Power 0
	9	Sole Dispositive Power 920,133
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,133
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 8.90%
14	Type of Reporting Person IA

CUSIP No. 637277104

SCHEDULE 13D

Page 5 of 10 Pages

1	Name of Reporting Person B. Riley & Co., Inc. IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0.0%
14	Type of Reporting Person BD

CUSIP No. 637277104

SCHEDULE 13D

Page 6 of 10 Pages

1	Name of Reporting Person B. Riley & Co. Retirement Trust IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 25,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 0.2%
14	Type of Reporting Person EP

CUSIP No. 637277104

SCHEDULE 13D

Page 7 of 10 Pages

Item 1.

Security and Issuer

National R.V. Holdings, Inc.

Item 2.

Identity and Background.

(a)

SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co. Inc.(Delaware corporation; NASD member broker-delaer)

B. Riley & Co. Retirement Trust (tax qualified employee benefit plan)

Bryant R. Riley (individual residing in California)

(b)

11100 Santa Monica Blvd.

Suite 800
Los Angeles, California

(c)

Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP (“SACC”). Mr. Riley is a trustee of B. Riley & Co. Retirement Trust (“BRCRT”), a tax qualified employee benefit plan. Finally, Mr. Riley is the chairman of B. Riley & Co, Inc. (“BRC”), a NASD member broker-dealer. Each entity is located at the address specified in (b) above.

(d)

None

(e)

None

(f)

United States

Item 3.

Source and Amount of Funds and Other Consideration.

SACC’s purchases were made with SACC partnership funds; BRCRT’s purchases were made with funds of the trust; and BRC’s purchases were made with its funds.

Item 4.

Purpose of Transaction.

The Reporting Persons originally acquired the securities of the Issuer reported on this Schedule 13D for investment purposes. The Reporting Persons have come to the conclusion that it is appropriate to join with Mr. Robert B. Lee and make a proposal to acquire the shares of the issuer they do not already own. The proposal was made in a letter delivered November 21, 2005 at a special meeting of the Issuer’s board of directors. The terms of the proposal are attached as an exhibit to this Schedule 13D.

This proposal could result in changes in the Issuer’s management, directors, or business operations and if completed would cause the Issuer’s common shares no longer to be listed on the New York Stock Exchange, and no longer to be publicly traded. If the proposal is accepted and consummated, the Issuer’s securities would become eligible for termination of registration under the Securities Exchange Act of 1934.

CUSIP No. 637277104

SCHEDULE 13D

Page 8 of 10 Pages

Item 5.

Interest in Securities of the Issuer.

(a)

SACC owns 920,133 shares of the Issuer’s common stock. Because RIM has sole voting and investment power over SACC’s security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM’s voting and investment decisions, each of SACC; RIM and Mr. Riley may be deemed to have beneficial ownership of the shares held by SACC, representing approximately 8.90% of the Issuer’s outstanding stock.

BRC owns 500 shares of the Issuer’s common stock. Because Mr. Riley has sole voting and investment power over BRC’s security holdings, Mr. Riley may be deemed to have beneficial ownership of the shares held by BRC. BRCRT owns 25,000 shares of the Issuer’s common stock. Because Mr. Riley has voting and investment power over BRCRT’s security holdings, Mr. Riley may be deemed to have beneficial ownership of 25,000 shares of the Issuer’s common stock, representing 0.2% of the Issuer’s outstanding stock.

To summarize, Mr. Riley may be deemed to beneficially own a total of 945,633 shares of the Issuer’s common stock (9.15%) through his relationships with SACC, RIM, BRC and BRCRT.

(b)

With respect to all of the shares that are held by SACC, BRC and BRCRT, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

(c)

Transactions in the Issuer’s stock during the past sixty days are listed on Schedule A hereto.

(d)

None

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, BRC, BRCRT and RIM are described under Item 2(c) above. The reporting persons and Mr. Robert Lee have agreed to form a company and jointly make the proposal described in Item 4 above. The reporting persons disclaim beneficial ownership of any shares of the Issuer owned or controlled by Mr. Robert Lee.

Item 7.

Material to be Filed as Exhibits.

Schedule A – Transactions Since September 22, 2005

Exhibit 99.1 – Letter to National R.V. Holdings, Inc. dated November 21, 2005

Exhibit 99.2 – Press Release dated November 21, 2005

CUSIP No. 637277104

SCHEDULE 13D

Page 9 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2005

SACC PARTNERS LP

By: Riley Investment Management LLC,
its General Partner

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, President

B. RILEY & CO. RETIREMENT TRUST

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Trustee

B. RILEY & CO., INC.

By:	/s/ BRYANT R. RILEY
Bryant R. Riley, Chairman

/s/ BRYANT R. RILEY
Bryant R. Riley

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 637277104

SCHEDULE 13D

Page 10 of 10 Pages

Schedule A

B. Riley & Co., Inc.

Date	Price	No. of Shares
10/26/2005	$4.75	300
10/7/2005	$5.10	200

SAAC Partners LP

Date	Price	No. of Shares
11/21/2005	$5.55	(75,000)*
10/27/2005	$4.75	(158,400)
10/27/2005	$4.75	100,000
10/27/2005	$4.75	158,400
10/13/2005	$4.90	2,500
10/12/2005	$5.15	2,500
10/6/2005	$5.08	8,000
9/30/2005	$5.25	5,000
9/28/2005	$5.32	5,000
9/25/2005	$5.40	5,000
9/22/2005	$5.49	5,000
9/21/2005	$5.70	(100,000)

*These shares were sold to ensure that the Reporting Persons and Mr. Robert Lee would not constitute an “acquiring person” with beneficial ownership of at least 15% of the outstanding shares of the Issuer under that certain Rights Agreement between the Issuer and Continental Stock Transfer & Trust Company dated August 20, 1996.